September 25, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Westport Innovations Inc.

Form 40-F for the Nine Months Ended December 31, 2011

Filed March 1, 2012

File No. 1-34152

Dear Mr. James:

I am writing in response to your letter dated August 27, 2012 setting forth comments regarding the Form 40-F for the nine months ended December 31, 2011 (the “2011 Form 40-F”) of Westport Innovations Inc. (“Westport” or the “Company”).

To facilitate your consideration of Westport’s response, we have included below the comments and have provided Westport’s response immediately following.

Form 40-F — December 31, 2011

Exhibit 99.2

Note 21.  Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

1.                                       With respect to your relationship with Cummins, please tell us how you considered the disclosure requirements for such a supplier concentration.  Refer to ASC 275-10-50-16 through -22.

Response:

With respect to our relationship with Cummins Inc. (“Cummins”), we have considered the disclosure requirements for supplier concentration.  For the year ended December 31, 2011, as disclosed in the financial statements, the majority of Westport’s revenues were derived from the operations of Cummins Westport Inc. (“CWI”), and CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants.  As such, Cummins-affiliated plants were and continue to be indirectly our primary supplier.

Nonetheless, we have concluded that this concentration does not make CWI or Westport vulnerable to the risk of a near-term severe impact because:

•                  Our relationship with Cummins is governed by our CWI joint venture agreement (“JVA”), and Cummins is contractually obligated to supply the engines and perform other duties pursuant to the terms of the JVA.  Cummins is a global power leader that designs, manufactures, distributes and services diesel and natural gas engines and engine-related component products. Cummins sells products to original equipment manufacturers (“OEM’s”), distributors and other customers worldwide in more than 190 countries and territories.  Cummins total net sales were $18 billion in 2011, with $11 billion in net sales attributed to their engine operating segment and less than 1% related to sales to CWI.  We believe it is reasonable to conclude that Cummins is a credit-worthy company that will fulfill its obligations under the JVA.

Westport Innovations Inc.

September 25, 2012

•                  The risk of a near term severe impact is minimized by several factors including that Cummins is obligated by the JVA to manufacture and supply the engines sold by CWI, and the JVA also requires that Cummins must fully support the “spark-ignited” business of CWI including with respect to the making and distribution of CWI products.

•                  To date there have been no disruptions to the production and supply by Cummins to CWI of engines and we are aware of no circumstances where such a disruption may occur in the future.

Accordingly, we believe that the disclosure requirements on supplier concentration are not applicable to our relationship with Cummins.  In particular, in considering the three criteria for disclosure in ASC 275-10-50-16, we note that conditions (b) and (c) require that the concentration makes the entity vulnerable to the risk of a near-term severe impact and it is at least reasonably possible that the events that could cause the severe impact will occur in the near term.  As indicated above, we do not believe there is a “near-term severe risk” of failure to receive equipment from Cummins or that it is reasonably possible that such events shall occur in the near term (or more broadly in the foreseeable future).  We will continue to evaluate the need for additional disclosure under ASC 275 in future filings.

However, we have disclosed our dependence on Cummins in Note 21 (a) Investment in joint ventures — Cummins Westport Inc., page 37, by stating that Cummins has agreed to manufacture engines for CWI’s business and transfer the engines to CWI at cost.

Additional details are also disclosed in Exhibit 99.1 in the RISK FACTORS section, “We are dependent on our relationship with Cummins for CWI revenues and profits”, page 55.

2.                                       With respect to your accounting for CWI, your 50:50 joint venture with Cummins, please tell us how you considered whether a reconsideration event occurred and whether CWI is a VIE and whether you remain the primary beneficiary.  Refer to ASC 810-10-35-4.

Response:

We completed our last formal VIE assessment on January 1, 2004, which was the time of signing the First Amended and Restated Joint Venture Agreement of CWI (“First Amended and Restated JVA”) since such event was considered a reconsideration event under U.S. GAAP in effect at that time.  At such time, we concluded that CWI was a VIE and Westport was the primary beneficiary. Please refer to our letter to the Securities and Exchange Commission dated February 25, 2010, response to comment 2, for our analysis supporting our conclusion that CWI is a VIE and Westport is the primary beneficiary.

Subsequent to January 1, 2004 through December 31, 2011, there have been no qualitative or quantitative events that would be considered a reconsideration event under ASC 810-10-35-4, and therefore, Westport continues to consolidate CWI as the primary beneficiary of the VIE.

In Westport’s 2011 annual financial statements, we disclosed that on February 20, 2012, the Company entered into a Second Amended and Restated Joint Venture Agreement of CWI (“Second Amended and Restated JVA”) with Cummins Inc.  This was a subsequent event (Exhibit 99.2, Note 25 — Subsequent events, page 47), and accordingly, any potential change in our VIE accounting treatment of CWI would only affect our disclosures for the 2012 reporting periods.

For your information, we have evaluated whether a reconsideration event had occurred subsequent to the December 31, 2011 year-end in light of the Second Amended and Restated JVA.

ASC 810-35-4 requires the Company to reconsider the status of CWI as a VIE based on the following criteria:

a.               Criteria:  Whether the entity’s governing documents or contractual arrangements have been changed in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk

Westport Innovations Inc.

September 25, 2012

Analysis:  The changes in the Second Amended and Restated JVA do not substantively change the characteristics or adequacy of CWI’s equity at risk.  There were no:

•                  Changes to the authorized capital

•                  Additional contributions by either party to the agreement (each, an “investor”)

•                  Returns of equity to investors

•                  Material revisions to investors’ voting rights

•                  Entry into any new significant line of new business

•                  Significant curtailment of the JV’s existing activities

b.              Criteria:  Whether the equity investment or some part thereof has been returned to the equity investors, and whether other interests have become exposed to expected losses of the entity

Analysis:  There have been no returns of the initial equity investment in CWI to either of the joint venture partners, and no other interests have been exposed to CWI’s profits or losses.

c.               Criteria:  Whether the entity has undertaken additional activities or acquired additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that have or will increase the entity’s expected losses

Analysis:  There have been no new activities or significant asset acquisitions outside the scope of the initial joint venture agreement.  CWI continues to operate in accordance with its stated strategy (which is consistent with the Original JVA and First Amended and Restated JVA) as follows: “CWI’s vision is to be the leading provider in the United States, Canada and Mexico of SI Natural Gas and propane on highway, high performance, low emission and economically viable engines by bringing to market, now and in the future, the best available technologies engineered into the Cummins line of engine products.  CWI shall undertake the SI Business in the Market and develop, support and market the Products in the Market.”

d.              Criteria:  Whether the entity has received an additional equity investment that is at risk, or the entity has curtailed or modified its activities in a way that decreases its expected losses

Analysis:  No additional equity at risk was added to CWI as no additional capital was injected by either joint venture party or by any third party.

CWI has not modified or curtailed any of its initial activities in any material way that impacts its expected losses.  Although the Second Amended and Restated JVA governing the operations of CWI amended the focus of CWI’s future product development investments to North American markets and excluded certain global markets, none of the excluded markets had been active and significant to either CWI’s current operations or forecasted current market opportunities.  Therefore, this focus on the geographical markets of CWI had no substantive impact either qualitatively or quantitatively.

CWI has become profitable but has operated within its original business model. CWI was formed and operated with the goal of becoming profitable.

We concluded that no reconsideration event occurred because there was no change in the structure of the ownership interest, power of the Finance Committee, contingencies, guarantees or other material revisions from the initial set-up of CWI.  Therefore, our prior conclusion that CWI is a VIE and Westport is the primary beneficiary continues to apply subsequent to the February 2012 event.

3.                                       With respect to your disclosure for CWI, please tell us the following:

•                  The company’s methodology for determining that the company is the primary beneficiary of CWI, including, but not limited to, significant judgments and assumptions made.

Westport Innovations Inc.

September 25, 2012

•                  Whether the company has provided financial or other support (explicitly or implicitly) during the periods presented to CWI that the company was not previously contractually required to provide or whether the company intends to provide that support.

•                  Qualitative and quantitative information about the company’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with CWI, including, but not limited to, the nature, purpose, size, and activities of CWI, including how CWI is financed.

Refer to ASC 810-10-50-5A and discuss your consideration of providing these disclosures.

Response:

The Company’s methodology for the primary beneficiary determination analysis includes the following based on ASC 810-10-25-38A:

•                  Under the First Amended and Restated JVA, Westport had the sole responsibility for reimbursing any financial losses incurred by CWI up to and including December 31, 2004.  Westport would have received the entire benefit of any financial profits of CWI up to and including December 31, 2004.  As such, the Company was expected to absorb a majority of CWI’s expected losses and receive a majority of CWI’s expected residual returns, which indicated that the Company was a primary beneficiary.  This was disclosed in our 2011 annual financial statements, Note 21 (a) — Investment in Joint Ventures — Cummins Westport Inc., page 37.

•                  Westport also had provided all of the original $38.4 million in equity to CWI and incurred $45.7 million in net deficit from the date of inception of CWI to January 1, 2004 and was responsible for further capital funding in addition to the reimbursement of any losses in 2004 should losses be incurred.  This is another indication that Westport was the primary beneficiary.  This was disclosed in our 2011 annual financial statements, Note 21 (a) — Investment in Joint Ventures — Cummins Westport Inc., page 37.

Westport has not provided financial or other support during the periods presented to CWI that the Company was not previously contractually required to provide, and the Company does not intend to provide support not previously contractually required.  In future filings, we will include the following additional disclosure, “The Company has not provided financial or other support during the periods presented to CWI that the Company was not previously contractually required to provide and the Company does not currently intend to provide that support in the future.”

With respect to the qualitative and quantitative information about the Company’s involvement, these were disclosed as follows:

•                  Qualitative — In our 2011 annual financial statements, Note 21 (a) — Investment in Joint Ventures — Cummins Westport Inc., page 37, we disclosed that the general purpose of the JVA is to develop markets and technology for alternative fuel engines.  We also disclosed in the same note how CWI is financed.  In Exhibit 99.1, page 23 to 26, we disclosed in detail the explicit arrangements with CWI, including the nature, size and activities of CWI.

•                  Quantitative — In our 2011 annual financial statements, Note 21 (a) — Investment in Joint Ventures — Cummins Westport Inc., page 37 to 38, we disclosed the Company’s equity interest in CWI, its financial exposures, and that the Company and Cummins share equally in the profit and losses of CWI.  Actual operating results were disclosed in the consolidated income statements and in Note 23 - Segmented information.  The carrying value of the Company’s investment in CWI and CWI’s condensed balance sheet were also provided in Note 21 (a) — Investment in Joint Ventures — Cummins Westport Inc., page 37 to 38.

Note 23.  Segment Information, page 40

4.                                       Your definition of segment net operating income (loss) excludes depreciation.  In future filings, please clarify by revising the description of the line item for segment net operating profit or loss in the segment table to clarify that it does not include depreciation expense

Westport Innovations Inc.

September 25, 2012

Response:

In future filings, we will revise the description of the line item for segment net operating profit or loss in the segment table to state, “Net operating income (loss) before depreciation and amortization”.

5.                                       Please tell us how you considered the disclosure required by ASC 280-10-50-25 related to your segment assets.

Response:

We note that the disclosure required by ASC 280-10-50-25 is as follows:

a.               The amount of investment in equity method investees; and

b.              The total expenditures for additions to long-lived assets other than any of the following:

1.               Financial instruments;

2.               Long-term customer relationships of a financial institution;

3.               Mortgage and other servicing rights;

4.               Deferred policy acquisition costs;

5.               Deferred tax assets.

In Exhibit 99.2, Note 23 — Segmented information, page 42, we disclosed that total long-term investments of $7,732,000 was allocated to Westport’s Corporate segment and $637,000 was allocated to the Westport LD segment.  Note 7 — Long-term investments, page 23 further disclosed that these investments are accounted for by the equity method.

Westport’s long-lived assets consist of capital assets, goodwill and intangible assets.  In Exhibit 99.2, Note 23 — Segmented information, page 41, we disclosed the total capital expenditures made by each segment for all periods presented in the financial statements, which includes expenditures for capital assets acquired in transactions that were not business combinations.  The amount did not include expenditures on acquisition of intangible assets that were not acquired in a business combination, but as we spent only $123,000 on such assets in 2011 and none in the other periods presented, we do not consider this amount to be material to the overall financial statements.  In future filings, we will also include amounts related to intangible assets acquired in transactions that were not business combinations and include a description of what we define to be long-lived assets and what we include in this line item.  In Exhibit 99.2, Note 23 — Segmented information, page 42, we disclosed that total goodwill of $55,814,000 was allocated solely to the Westport LD segment.  Note 11 — Goodwill, page 25 further disclosed a continuity schedule of the additions to goodwill for the periods presented.  The two note disclosures combined provide information on the total additions to goodwill by segment.  Additions to goodwill as a result of future business combinations will be disclosed in a similar manner.

In Exhibit 99.2, Note 10 — Intangible assets, page 24, a schedule of intangible assets is presented.  A separate note disclosure on additions to intangible assets was not made in Note 23 — Segmented information section, as substantially all of the Company’s intangible assets were attributed to the Westport LD segment and were acquired through business combinations, which are disclosed in Note 4 - Business combinations, page 18.  As at December 31, 2011, $36,532,000 of the $36,582,000 intangible assets balance was attributed to the Westport LD segment.  As discussed above, our disclosure of total expenditure for additions to long-lived assets is intended to include only expenditures on capital assets and intangible assets not acquired in a business combination as acquisitions of such assets as a result of a business combination are addressed separately in our business acquisition note.  As indicated above, in future filings we will clarify this in our disclosure.

Westport Innovations Inc.

September 25, 2012

6.                                       We note that you report revenues for the Americas, Asia and other.  Please tell us how your disclosure considered ASC 280-10-50-41 which requires disclosure of revenues from external customers attributed to your country of domicile and attributed to all foreign countries either in total or, where material, attributed to individual foreign countries separately.  Also, it requires disclosing the basis for attributing revenues from external customers to individual countries.

Response:

The disclosures required by ASC 280-10-50-41 are geographical information on revenues and our note disclosure on segmented information considered these requirements and provided information practicably available.

Revenues from external customers

The Company has external revenues attributed to individual foreign countries that are considered material in relation to its consolidated revenues.  However, the exact dollar amount of revenues attributable to individual foreign countries cannot be easily determined.  The majority of Westport’s product revenues are currently derived from the operations of CWI, and the financial information that is used to produce the general-purpose financial statements is not currently compiled by individual foreign country but rather we track sales information by the three primary regions.  The Company’s geographical sales data by country is not readily available for parts revenue due to the fact that parts are sold worldwide through various sales channels including distributors and retailers in extremely large volumes, and these sales cannot be easily tracked for end user location.  The geographic base of our customers (the sales distributors) has no necessary relationship to where the products are sold or used or the market implications in those markets at any particular time.  Therefore, management has determined that it is impracticable to disclose external revenues by individual foreign country.  However, geographical sales information at the region level is available, and we have disclosed product revenues attributable to the Company’s three primary regions: Americas (U.S.A., Canada, South America), Asia and Other.  Product revenues attributed to the U.S.A. and China are individually material amounts included in the Americas and Asia, respectively.

Service revenues for the reporting periods are less than 5% of the total revenue and are attributed to Europe.  The geographic information on revenue percentages disclosed for the reporting periods excluded service revenues.  In future filings, we will include service revenues in the results of the geographic sales information and include in the disclosure what revenues are included in the disclosure.

In future filings, we will disclose the basis for attributing revenues from external customers to individual geographic regions.  The future disclosure will state “Product and service revenues are attributable to geographical regions based on location of the Company’s customers.”

While the Company’s country of domicile is Canada, insignificant sales are to customers in Canada.  As revenue to Canadian customers is not significant, it has been included in revenue for the Americas.  In future filings, we will disclose the following “The Company’s revenue to Canadian customers is not significant and has been included in revenue from sales in the Americas.”

Exhibit 99.3

Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 13

7.                                       We note that management’s conclusion regarding the effectiveness of your disclosures controls and procedures refers to March 31, 2011 and not December 31, 2011.  Please amend your Form 40-F to comply with General Instruction B(6)(b) of Form 40-F to disclose the conclusions of the company’s principal executive and principal financial officers regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report — i.e., December 31, 2011.

Westport Innovations Inc.

September 25, 2012

Response:

To comply with General Instructions B (6)(b) of Form 40-F, we are concurrently filing a 2011 Form 40 F/A to reflect this change.

*****

Further to your request, were hereby confirm that:

1.	Westport is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Westport may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Director, Accounting, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin

William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:	Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 — 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com